UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Confirmation of U.S. Chapter 11 Plan, Recognition of Cayman Islands

Proceeding and U.S. Enforcement of Cayman Islands Scheme of Arrangement

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that, on November 21, 2014, the United States Bankruptcy Court for the District of Delaware (the “U.S. Bankruptcy Court”) entered an order (the “Confirmation Order”) confirming the prepackaged plan of reorganization (the “Chapter 11 Plan”) for the three of our U.S. subsidiaries — LDK Solar Systems, Inc., LDK Solar USA, Inc. and LDK Solar Tech USA, Inc. These U.S. subsidiaries previously filed voluntary petitions in the U.S. Bankruptcy Court on October 21, 2014 to reorganize under Chapter 11 of the United States Bankruptcy Code.

In addition to entry of the Confirmation Order, the U.S. Bankruptcy Court also entered an order (the “Recognition Order”) recognizing our provisional liquidation proceeding in the Grand Court of the Cayman Islands as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code, and an additional order (the “Enforcement Order”) recognizing and giving full force and effect in the jurisdiction of the United States to our Cayman Islands scheme of arrangement.

Copies of the Chapter 11 Plan, Confirmation Order, Recognition Order and Enforcement Order are available on the website of the U.S. Debtors’ agent, Epiq Bankruptcy Solutions, LLC, at (http://dm.epiq11.com/LDK).

Attached hereto as Exhibit 99.3 is our press release issued on November 24, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: November 24, 2014

Exhibit 99.3

LDK Solar Announces Confirmation of U.S. Chapter 11 Plan, Recognition of Cayman Islands Proceeding

and U.S. Enforcement of Cayman Islands Scheme of Arrangement

GEORGE TOWN, Cayman Islands, and SUNNYVALE, California — November 24, 2014 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced today that, on November 21, 2014, Judge Peter J. Walsh of the United States Bankruptcy Court for the District of Delaware (the “U.S. Bankruptcy Court”) entered an order (the “Confirmation Order”) confirming the prepackaged plan of reorganization (the “Chapter 11 Plan”) for the three U.S. subsidiaries of LDK Solar — LDK Solar Systems, Inc., LDK Solar USA, Inc. and LDK Solar Tech USA, Inc. (collectively, the “U.S. Debtors”). The U.S. Debtors previously filed voluntary petitions in the U.S. Bankruptcy Court on October 21, 2014 to reorganize under Chapter 11 of the United States Bankruptcy Code.

In addition to entry of the Confirmation Order, the U.S. Bankruptcy Court also entered an order (the “Recognition Order”) recognizing LDK Solar’s provisional liquidation proceeding in the Grand Court of the Cayman Islands as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code, and an additional order (the “Enforcement Order”) recognizing and giving full force and effect in the jurisdiction of the United States to LDK Solar’s Cayman Islands scheme of arrangement.

“We are very pleased that the U.S. Bankruptcy Court has confirmed our prepack plan for our U.S. subsidiaries and has recognized our Cayman Islands scheme of arrangement. The U.S. Bankruptcy Court’s rulings, which follow favorable rulings from the Grand Court of the Cayman Islands and the High Court of Hong Kong, are the final court approvals necessary for us to execute the various documents with our creditors to consummate the international restructuring of our offshore liabilities,” stated Xingxue Tong, Interim Chairman, President and CEO of LDK Solar. “Now with more than US$700 million in our offshore claims judicially approved for restructuring, we can focus our attention on rebuilding LDK Solar’s position in the marketplace,” concluded Mr. Tong.

Copies of the Chapter 11 Plan, Confirmation Order, Recognition Order and Enforcement Order are available on the website of the U.S. Debtors’ agent, Epiq Bankruptcy Solutions, LLC, at (http://dm.epiq11.com/LDK).

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

Provisional Liquidators

Tammy Fu	Eleanor Fisher
Zolfo Cooper (Cayman) Limited	Zolfo Cooper (Cayman) Limited
Cayman Islands	Cayman Islands
LDKenquiries@zolfocooper.ky
+1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King	Richard Klein
Jefferies LLC	Jefferies LLC
aking@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

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